CALL-NET ENTERPRISES INC.
PROXY FOR HOLDERS OF COMMON SHARES
SPECIAL MEETING OF SHAREHOLDERS
      The undersigned holder of Common Shares of CALL-NET ENTERPRISES INC. (the “Corporation”) hereby appoints William Linton of Toronto, Ontario, or failing him, Lawrence Tapp of Langley, B.C., or failing him, Roy Graydon of Toronto, Ontario, or, instead, of any of the foregoing,                                                                      as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the special meeting (the “meeting”) of shareholders of the Corporation to be held on June 29, 2005 and at any adjournment(s) or postponement(s) thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the meeting or such adjournment(s) or postponement(s) thereof; provided, however, that without limiting the general authorization and power hereby given, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote the Common Shares registered in the name of the undersigned for or against as specified below (with a tick ✓ or an X):
 Management recommends shareholders vote FOR item 1 below:

1.	The special resolution (the “Arrangement Resolution”) approving the arrangement under section 192 of the Canada Business Corporations Act (“CBCA”) involving the Corporation and Rogers Communication Inc. (“RCI”) pursuant to an arrangement agreement between the Corporation and RCI made as of May 11, 2005, a copy of which is included as Appendix B to the management proxy circular (the “Circular”) of the Corporation dated May 25, 2005, and the plan of arrangement attached as Schedule 1.1 thereto.
               ☐ FOR                  ☐ AGAINST

2.	To vote at the discretion of the proxy nominee on any amendments or variations to the foregoing and on such other business as may properly come before the meeting and any adjournment(s) or postponement(s) thereof.

The Common Shares represented by this proxy will be voted for or against in accordance with the foregoing directions on any ballot that may be called for and, if a choice is specified with respect to any matter to be acted upon, the Common Shares shall be voted accordingly. IF A SHAREHOLDER DOES NOT SPECIFY THAT THE COMMON SHARES ARE TO BE VOTED FOR OR AGAINST, SUCH COMMON SHARES WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS ON ANY BALLOT THAT MAY BE CALLED FOR.

If any amendments or variations to matters identified in the notice of the meeting are proposed at the meeting (or any adjournment or postponement thereof) or if any other matters which are not known to management properly come before the meeting (or any adjournment or postponement thereof), this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the meeting.

To be valid at the meeting, completed forms of proxy must be deposited before 5:00 p.m. (Toronto time) on June 27, 2005 (or the second business day preceding any adjournment or postponement of the meeting).

DATED this day of , 2005.

Signature of Shareholder

Name of Shareholder (please print clearly)

NOTES:

a.	To be valid at the meeting, completed forms of proxy must be delivered or deposited before 5:00 p.m. (Toronto time) on June 27, 2005 (or the second business day preceding any adjournment or postponement of the meeting).

b.	For postal delivery, the completed proxy should be mailed by using the envelope as provided. To deliver by facsimile, please send the proxy to the Proxy Department of CIBC Mellon at (416) 368-2502. The completed proxy may also be delivered in person to CIBC Mellon at 320 Bay Street, 6th Floor, Toronto, Ontario, M5H 4A6.

c.	A SHAREHOLDER HAS THE RIGHT TO APPOINT AS HIS OR HER PROXYHOLDER A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE. A shareholder may do so by inserting the name of such other person in the blank space provided or by completing another proper form of proxy. A proxy may be revoked in the manner set forth in the Circular.

d.	This form of proxy must be dated and signed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

e.	Reference is made to the accompanying Notice of Special Meeting and Circular for further information regarding completion and use of this proxy and other information pertaining to the meeting. Before completing this proxy, non-registered holders should carefully review the accompanying Circular and should carefully follow the instructions of the securities dealer or other intermediary who sent this proxy.

f.	If this form of proxy is not dated in the space provided above, it is deemed to bear the date on which it was mailed by the management of the Corporation.

g.	If it is desired that the Common Shares represented by this proxy are to be voted for or against on any ballot that may be called for with respect to any matter referred to above, the appropriate box above provided for voting for or against should be marked with an X or a tick (✓).

h.	A registered holder of Common Shares may dissent from the Arrangement Resolution. A shareholder may only exercise the right to dissent under section 190 of the CBCA in respect of shares which are registered in that shareholder’s name. Shareholders, including non-registered holders, who wish to dissent should carefully review the section entitled “Rights of Dissenting Shareholders” in the Circular, and Appendix F to the Circular, which accompanies this proxy. The failure to comply strictly with the dissent procedures described in the Circular may result in the loss or unavailability of the right to dissent.

i.	THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE CORPORATION.

j.	THIS PROXY IS FOR USE AT THE SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON JUNE 29, 2005 AND AT ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF.
IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE TO COMPLETE
THIS PROXY, PLEASE CALL:
GEORGESON SHAREHOLDER COMMUNICATIONS CANADA INC.
TOLL FREE: 1-888-253-0937